EXHIBIT 99.3

Intellipharmaceutics Announces First Quarter 2011 Results

TORONTO, April 14, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three month period ended February 28, 2011. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The loss for the three month period ended February 28, 2011 was $2.7 million, or $0.22 per common share, compared with a loss of $1.4 million, or $0.13 per common share for the three month period ended February 28, 2010. The increased period-over-period loss is mainly due to financing expense of $2.2 million partially offset by the fair value adjustment of derivative liability of $1.0 million. The financing expense is comprised of the issuance of broker warrants valued at $0.2 million, the excess of the fair value of the warrant derivative liability over the financing proceeds of $0.7 million, and $1.3 million of other direct costs related to the financing. Under US GAAP, the warrants from the private placement financing discussed below are considered to be a derivative liability.

Loss from operations for the three month period ended February 28, 2011 was $1.8 million compared with $1.5 million for the three month period ended February 28, 2010. Research and development expenditures for the three month period ended February 28, 2011 increased to $1.2 million as a result of a stronger financial position compared to $0.7 million in the three month period ended February 28, 2010.  This stronger financial position is allowing Intellipharmaceutics to pursue its strategy of advancing its products from the formulation stage through product development, regulatory approval and manufacturing before out-licensing marketing and sales rights to established organizations. Selling, general and administrative expenses for the three month period ended February 28, 2011 decreased to $0.5 million versus $0.7 million in the comparative period, due to certain public company related obligations and filing requirements related to the completed plan of arrangement and merger between IntelliPharmaCeutics Ltd. and Vasogen Inc. in the three month period ended February 28, 2010.

At February 28, 2011, Intellipharmaceutics' cash totaled $10.5 million, compared with $0.8 million at November 30, 2010. The increase in cash and cash equivalents during the three month period ended February 28, 2011 is mainly a result of the private placement financing discussed below.

During the three month period ended February 28, 2011 net cash flows used in operating activities of $2.0 million includes financing expense of $1.1 million. Before the financing expense, cash flow was $0.9 million which was partially offset by C$640,081 that was received from the Canada Revenue Agency and the Ontario Ministry of Finance being payments of claims for scientific research & experimental development tax credit and an Ontario Innovation tax credit in respect of research and development activities carried out by IPC Ltd. during fiscal 2009.

For the three month period ended February 28, 2011 net cash flows from financing activities of $11.7 million related mainly to the gross proceeds of $12.0 million from the issuance of shares and warrants from the private placement completed on February 1, 2011. These were partially offset, prior to the private placement, by the repayment of C$350,000 for a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, the Company's principal stockholders, directors and executive officers for cash advances made by them to the Company. This is a shareholder loan to support ongoing operations. For the three month period ended February 28, 2010 net cash flows from financing activities related mainly to the repayment of C$800,000 of an amount due to related parties.

Intellipharmaceutics anticipates that its burn rate, namely its cash flows used in operating activities excluding financing expense, will be approximately $3.9 million during the remainder of fiscal 2011.  Depending on the progress of ongoing partnering initiatives, the Company may elect to increase or reduce expenses associated with its current development plan.

Corporate Update

  On December 7, 2010 the Company announced the filing of an ANDA with the FDA for a generic of the 30 mg strength of Focalin XR® (dexmethylphenidate hydrochloride). The application is filed as an amendment to the ANDA previously filed for other strengths of the drug. According to Wolters Kluwer Health, sales of Focalin XR® in the U.S. were approximately U.S. $480 million in 2010.
  On December 22, 2010 Intellipharmaceutics informed the FDA that it had not received notification, as provided for under the Hatch-Waxman Act, of any patent infringement proceeding by the brand owner, Wyeth Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer, Inc., for Intellipharmaceutics' application to market a generic of Protonix® DR. As a result, the Company will not be subject to the automatic 30-month stay of FDA approval to market the product and will be in a position to market its product in the United States upon FDA approval.  According to Wolters Kluwer Health, sales of pantoprazole sodium delayed-release tablets in the United States were approximately $2.4 billion in 2010.
  On January 26, 2011 the Company was informed by NASDAQ that it had regained compliance with their continued listing Rule 5550(b). On October 29, 2010 a letter was received from NASDAQ, stating that the Company was not in compliance with NASDAQ's continued listing requirements.
  On February 1, 2011 Intellipharmaceutics completed a sale of 4,800,000 units for gross proceed of $12,000,000. Each unit consisted of one share of common stock, a five year Series A common shares purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common shares purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50. Investors included H&Q Healthcare Investors, H&Q Life Sciences Investors and other institutional healthcare investors. The Company incurred $2.2 million of financing expenses as discussed above. We expect an additional $150,000 to be incurred in the second quarter related to the filing of the Registration Statement.
  On February 7, 2011, the Company announced it has retained the services of Doll Consulting, LLC and its principal, David S. Doll, to assist with the commercialization of products. Mr. Doll has over 26 years of solid pharmaceutical industry experience in commercial operations, including at Impax Laboratories, Inc. from 2006 to 2008 as Executive Vice President, Commercial Operations. Most notably, he successfully negotiated long-term agreements between Impax and several major pharmaceutical companies, including TEVA, Andrx Corporation, Shire US, Inc., DAVA Pharmaceuticals, Schering Corporation, Wyeth, Novartis, Leiner Health Products, Purdue Pharma and Vedco Inc.
  On March 29, 2011, Intellipharmaceutics announced that it had become aware that Elan Corporation, plc and Elan Pharma International Ltd. had filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., Intellipharmaceutics' development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics' generic version of 30mg Focalin XR®. On April 5, 2011, the Company also announced that it had become aware that, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, had filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of 30mg Focalin XR®. In view of the previous settlement related to the four dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30mg Focalin XR® does not in any event infringe the patents in issue.
  On April 4, 2011 the Company announced the filing of an ANDA with the FDA for a generic of Seroquel XR® (quetiapine fumarate extended-release tablets). Seroquel XR® is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. According to Wolters Kluwer Health, sales of Seroquel XR® in the U.S. were approximately $800 million in 2010.

Due to the fact that the Company recently provided an update on corporate activities during its year end conference call, we will not host a conference call at this time.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the proposed financing, including the amount and timing thereof and effect on control, and possible future warrant exercises, and regarding the Company's plans, milestones and proposed use of proceeds, status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the closing of this transaction, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management's Discussion and Analysis for the quarter ended February 28, 2011, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Unaudited consolidated balance sheets
As at
(Stated in U.S. dollars)
	February 28,	November 30,
	2011	2010
	$	$

Assets
Current
Cash and cash equivalents	10,538,205	789,136
Accounts receivable	1,679	1,619
Investment tax credits	675,317	1,184,345
Prepaid expenses, sundry and other assets	196,772	142,379
	11,411,973	2,117,479

Deferred offering cost	--	224,673
Property and equipment, net	929,290	925,554
	12,341,263	3,267,706

Liabilities
Current
Accounts payable	527,368	612,957
Accrued liabilities	260,596	321,030
Employee cost payable	580,310	575,625
Current portion of capital lease obligations	8,181	13,230
Due to related parties	1,392,091	1,635,842
	2,768,546	3,158,684

Warrant derivative liability	11,856,678	7,161
Deferred revenue	8,905	8,905
	14,634,129	3,174,750

Shareholders' (deficiency) equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,732,051 common shares	147,152	16,969
(2010 - 10,907,054)
Additional paid-in capital	19,801,416	19,369,005
Accumulated other comprehensive loss	(450,399)	(225,476)
Deficit	(21,791,035)	(19,067,542)
	(2,292,866)	92,956
Contingencies
	12,341,263	3,267,706

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of operations
and comprehensive loss
for the three month periods ended February 28, 2011 and 2010
(Stated in U.S. dollars)

	2011	2010
	$	$

Revenue
Research and development	--	2,597

	--	2,597

Expenses
Research and development	1,189,496	699,658
Selling, general and administrative	530,642	704,029
Depreciation	50,513	54,985
	1,770,651	1,458,672

Loss from operations	(1,770,651)	(1,456,075)
Fair value adjustment of derivative liability	1,035,070	21,865
Financing expense	(2,223,485)	--
Net foreign exchange gain	248,665	28,363
Interest income	10,189	3,633
Interest expense	(23,281)	(25,339)
Loss	(2,723,493)	(1,427,553)
Other comprehensive income
Foreign exchange translation adjustment	(224,923)	7,346
Comprehensive loss	(2,948,416)	(1,420,207)

Loss per common share, basic and diluted	(0.22)	(0.13)

Weighted average number of common shares outstanding, basic and diluted	12,355,943	10,907,057

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of cash flows
for the three month periods ended February 28, 2011 and 2010
(Stated in U.S. dollars)

	2011	2010
	$	$

Loss	(2,723,493)	(1,427,553)
Items not affecting cash
Depreciation	50,513	54,985
Stock-based compensation	462,739	5,238
Interest accrual	23,305	24,375
Fair value adjustment of derivative liabilty	(1,035,070)	(21,865)
Financing expense	1,085,353	--
Unrealized foreign exchange loss	21,131	47,544
Change in non-cash operating assets and liabilities
Accounts receivable	(60)	4,359
Investment tax credits	561,812	(49,537)
Prepaid expenses and sundry assets	(50,546)	(6,675)
Accounts payable and accrued liabilities	(399,051)	(842,526)
Deferred revenue	--	(1,027)
Cash flows used in operating activities	(2,003,367)	(2,212,682)

Financing activities
Payments due to related parties	(351,229)	(755,760)
Repayment of capital lease obligations	(5,657)	(8,294)
Issuance of common shares on exercise of stock options	90,818	--
Proceeds from issuance of shares and warrants	12,000,000	--
Cash flows provided by (used in) financing activities	11,733,932	(764,054)

Investing activities
Purchase of property and equipment	(3,396)	(12,563)
Cash flows used in investing activities	(3,396)	(12,563)

Effect of foreign exchange gain on cash held in foreign currency	21,900	22,907

Increase (decrease) in cash and cash equivalents	9,749,069	(2,966,392)
Cash, beginning of period	789,136	8,014,492
Cash and cash equivalents, end of period	10,538,205	5,048,100

Supplemental cash flow information
Interest paid	113,940	105,903
Taxes paid	--	--
CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com